

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Headlands Technologies Securities, LLC
Year Ended December 31, 2022
With Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69969

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Headlands Technologies Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 W Lake Street, Suite 4650

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neil M Fitzpatrick	312-601-8643	neil@headlandstech.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Neil M Fitzpatrick_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Headlands Technologies Securities, LLC_____, as of __12/31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMY MANISCALCO
Official Seal
Notary Public - State of Illinois
My Commission Expires May 31, 2026

Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Headlands Technologies Securities, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2022

Contents



Ernst & Young LLP   Tel: +1 312 879 2000
155 North Wacker Drive   Fax: +1 312 879 4000
Chicago, IL 60606-1787   ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Headlands Technologies Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Headlands Technologies Securities, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

March 24, 2023

<p style="text-align: center;">Headlands Technologies Securities, LLC</p>

<p style="text-align: center;">Statement of Financial Condition</p>

<p style="text-align: center;">December 31, 2022</p>

Assets

Cash	$	228,199
Other assets		3,369
Total assets	$	231,568

Liabilities and member's capital

Liabilities:

Payable to affiliate	$	7,020
Payable to Parent		450
Accrued expenses		19,400
Total liabilities		26,870
Member's capital		204,698
Total liabilities and member's capital	$	231,568

See accompanying notes.

Headlands Technologies Securities, LLC

Statement of Operations

Year Ended December 31, 2022

Expenses

Regulatory fees	$	32,381
Professional fees		17,150
Employee compensation and benefits		7,020
General and administrative		300
Total expenses		56,851
Net loss	$	(56,851)

See accompanying notes.

Headlands Technologies Securities, LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2022

Member's capital at beginning of year	$	161,549
Contribution from Parent		100,000
Net loss		(56,851)
Member's capital at end of year	$	204,698

See accompanying notes.


Headlands Technologies Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2022


Operating activities		
Net loss	$	(56,851)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other assets		673
Payable to affiliate		180
Payable to Parent		(671)
Accrued expenses		1,000
Net cash used in operating activities		(55,669)
Contribution from Parent		100,000
Net cash provided by financing activities		100,000
Net increase in cash		44,331
Cash at beginning of period		183,868
Cash at end of period	$	228,199

See accompanying notes.

<p style="text-align:center">Headlands Technologies Securities, LLC</p>

<p style="text-align:center">Notes to Financial Statements</p>

<p style="text-align:center">December 31, 2022</p>

1. Organization and Nature of Operations

Headlands Technologies Securities, LLC (the Company) is a wholly owned subsidiary of Headlands Tech Holdings, LLC (the Parent). The Company was formed in May 2017 in order to operate as a proprietary trading firm in the securities business. Effective August 2, 2018, the Company became a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of NYSE Chicago (formerly Chicago Stock Exchange, Inc.). NYSE Chicago acts as the Company's designated examining authority. The Company is currently not conducting any securities business.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash includes amounts due from banks in a non-interest bearing account. At December 31, 2022, all cash amounts are held at a major financial institution.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income or loss becomes reportable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current period and no adjustments were made to prior periods. Further, the Company does not believe any material tax positions exist and therefore will not be recorded within the next 12 months. To the extent the Company recognizes interest and penalties related to unrecognized tax benefits, they are recorded as income tax expense in the statement of operations.

3. Related-Party Transactions

The Company receives administrative support from the Parent and an affiliate, Headlands Technologies, LLC, including office, facilities and personnel support. The Parent (or affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with an expense agreement between the Company and the Parent (or affiliate). For the year ended December 31, 2022, the Company incurred $7,470 of expenses related to administrative support paid or to be paid on behalf of the Company by the Parent (or affiliate). At December 31, 2022, the Company owes the Parent $450 and the affiliate $7,020 for these expenses.

	Expenses
Employee compensation and benefits	$ 7,020
General and administrative	300
Professional fees	150
Total	$ 7,470

4. General Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Legal and Regulatory Risk

The financial services industry faces legal and regulatory risks. The Company is subject to claims and lawsuits brought against the Company in the ordinary course of business. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. Actions brought against the Company may result in settlements, awards, injunctions, fines, penalties and other results adverse to us.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2022, the Company had net capital of $201,329, and required net capital of $100,000. At December 31, 2022, the Company's percentage of aggregate indebtedness to net capital was 13.35%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

7. Subsequent Events

No subsequent events or transactions have occurred through the date the financial statements were available to be issued, that would have materially affected the financial statements as presented herein.

Supplemental Information

Headlands Technologies Securities, LLC

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2022

Net capital

Total member's capital	$	204,698
Less nonallowable assets:		
Other assets		3,369
Net capital	$	201,329

Required net capital

Net capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar net capital requirement of $100,000)	$	100,000
Excess net capital	$	101,329

Aggregate indebtedness:

Payable to affiliate	$	7,020
Payable to Parent		450
Accrued expenses		19,400
Total aggregate indebtedness	$	26,870
Percentage of aggregate indebtedness to net capital		13.35%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2022, unaudited FOCUS Part IIA report filed on January 18, 2023.